Item 19: <u>Fees</u>

a. Identify and describe any fees or charges for use of the NMS Stock ATS services, including the type of fees (<u>e.g.</u>, subscription, connectivity), the structure of the fees (<u>e.g.</u>, fixed, volume-based, transaction-based), variables that impact the fees (<u>e.g.</u>, types of securities traded, block orders, form of connectivity to the ATS), differentiation among types of Subscribers (<u>e.g.</u>, broker-dealers, institutional investors, retail) and range of fees (<u>e.g.</u>, high and low).	Kezar Trading's execution rate for the Luminex ATS ranges from a low of 25 mills ($0.0025) per executed share to a high of 160 mills ($0.016) per executed share. Certain Participants pay commissions in "basis points," ranging from a low of one (1) basis point to a high of <u>five (5)</u> ~~four (4)~~ basis points. Each basis point equates to one hundredth of one percent of the notional value of the transaction. Execution rates are negotiated between Kezar Trading and the relevant Participant and may be impacted by a number of factors, including connectivity or integration costs and the type of order flow from the particular Participant (i.e., Participants with more automated or electronic order flow and/or lower connectivity costs may pay a lower rate than Participants with less automated order flow or higher connectivity costs. Depending on the provider, Kezar Trading may "pass through" certain fees that it is charged by certain service bureau routers or OMS and EMS entities. These pass-through fees are fully disclosed to the applicable Participants and typically range from a high of 15 mills ($0.0015) to a low of zero mills per executed share. In certain instances, these vendors may charge Kezar Trading more than 15 mills and thus a pass through fee charged to a Participant that uses that router, OMS, or EMS may exceed 15 mills. In some cases, Participants may elect to pay a rate higher than the base execution rate, and they can also apply additional commission as part of a Commission Sharing Arrangement ("CSA") in conformance with Section 28(e) of the Securities Exchange Act of 1934. This amount above the base commission rate to be attributed to the CSA program is determined solely by the Participant, pursuant to a written agreement with Kezar Trading. The fees paid by Luminex ATS Participants for orders executed via LeveLUp, as described in Part III Item 7(a), will be the same that such Participants pay for executions on the Luminex ATS. Kezar Trading will pay a fee of 5 mills per executed share to the LeveL ATS for facilitating transactions involving orders routed to it via LeveLUp.
b. Identify and describe any fees or charges for use of the NMS Stock ATS services that are bundled with the Subscriber's use of non-ATS services or products offered by the Broker-Dealer Operator or its Affiliates, including a summary of the bundled services and products, the structure of the fee, variables that impact the fee, differentiation among types of Subscribers, and range of fees.	Not applicable.
c. Identify and describe any rebate or discount of fees or charges required to be identified in Items 19(a) and 19(b), including the type of rebate or discount, structure of the rebate or discount, variables that impact the rebate or discount, differentiation among types of Subscribers, and range of rebate or discount.	Not applicable.